Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Reports Financial Results for the Second Quarter and Six-month period ended June 30, 2025

Glyfada, Greece, September 19, 2025, Globus Maritime Limited (“Globus”, the “Company”, “we”, or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated financial results for the second quarter and six-month period ended June 30, 2025.

•	Revenue
o	$9.5 million in Q2 2025
o	$18.2 million in H1 2025
•	Adjusted EBITDA

o	$3.2 million in Q2 2025
o	$5.2 million in H1 2025
•	Time Charter Equivalent

o	$11,444 per day in Q2 2025
o	$10,274 per day in H1 2025

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate nine dry bulk carriers, consisting of six Kamsarmax and three Ultramax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	Flag
Galaxy Globe	2015	Hudong-Zhonghua	Kamsarmax	October 2020	81,167	Marshall Is.
Diamond Globe	2018	Jiangsu New Yangzi Shipbuilding Co.	Kamsarmax	June 2021	82,027	Marshall Is.
Power Globe	2011	Universal Shipbuilding Corporation	Kamsarmax	July 2021	80,655	Cyprus
Orion Globe	2015	Tsuneishi Zosen	Kamsarmax	November 2021	81,837	Marshall Is.
GLBS Hero	2024	Nihon Shipyard Co., Ltd.	Ultramax	January 2024	64,000	Marshall Is.
GLBS Might	2024	Nantong Cosco KHI Ship Engineering Co., Ltd.	Ultramax	August 2024	64,000	Marshall Is.
GLBS Magic	2024	Nantong Cosco KHI Ship Engineering Co., Ltd.	Ultramax	September 2024	64,000	Marshall Is.
GLBS Angel	2016	Hudong-Zhonghua	Kamsarmax	November 2024	81,119	Marshall Is.
GLBS Gigi	2014	Tsuneishi Hi Cebu	Kamsarmax	December 2024	81,817	Marshall Is.
Weighted Average Age: 7.8 Years as of September 19, 2025					680,622

Current Fleet Deployment

All our vessels are currently operating on short-term time charters, we generally consider as spot charters, the charters that are below one year in duration and/or are chartered on index linked basis (“on spot”).

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Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr

Management Commentary

“During the second quarter of 2025, rates edged higher compared to the softer averages of the first quarter, though they remained somewhat subdued overall. The quarter was marked by significant volatility in both freight rates and asset pricing—particularly for older vessels. Much of this fluctuation and weakness can be attributed to regulatory and geopolitical developments that dampened market confidence midway through the quarter, resulting in a temporary loss of momentum.

Toward the end of the quarter, however, we observed a gradual recovery in rates. This positive trend gained traction, supporting both stronger freight levels and firmer asset values. As of this writing, rates are standing at very healthy levels.

With the majority of our fleet employed in the spot market or with index-linked exposure, we are well positioned to capture the current upside. Our outlook for the short to medium term remains constructive. We are confident that our modern fleet will continue to benefit from favorable market dynamics, underpinned by healthy cargo flows, supportive ton-mile developments, and a relatively modest newbuilding orderbook.

In line with our fleet renewal and growth strategy, we expect delivery of two additional fuel-efficient Ultramaxes currently under construction in Japan, scheduled for in about a year from now.

We are also in active discussions with both existing and prospective financial institutions to secure competitive financing for our fleet and newbuildings. Our priority remains to maintain a strong balance sheet while keeping funding costs at reasonable levels.

Looking ahead, we remain fully committed to enhancing shareholder value through prudent growth, active fleet renewal, and the continued modernization of our operations.”

Recent Developments

Sale of vessel

On February 4, 2025, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built River Globe for a gross price of $8.55 million before commissions and expenses. The vessel was delivered to her new owners on March 17, 2025.

Earnings Highlights

	Three months ended June 30,		Six months ended June 30,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2025	2024	2025	2024
Revenue	9,538	9,516	18,157	17,229
Net (loss)/income	(1,867)	3,279	(3,350)	2,980
Adjusted EBITDA (1)	3,247	3,966	5,218	5,974
Basic (loss)/income per share (2)	(0.09)	0.16	(0.16)	0.14

(1)	Adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Adjusted EBITDA to net income/(loss) and net cash generated from operating activities, which are the most directly comparable financial measures calculated and presented in accordance with the GAAP measures.
(2)	The weighted average number of shares for the six-month period ended June 30, 2025, and 2024 was 20,582,301. The weighted average number of shares for the three-month period ended June 30, 2025, and 2024 was 20,582,301.

Second quarter of the year 2025 compared to the second quarter of the year 2024

Net loss for the second quarter of the year 2025 amounted to $1.9 million or $0.09 basic income per share based on 20,582,301 weighted average number of shares compared to net income of $3.3 million or $0.16 basic loss per share based on 20,582,301 weighted average number of shares for the same period last year.

Revenue

During the three-month period ended June 30, 2025, and 2024, our Revenues reached $9.5 million. Daily Time Charter Equivalent rate (TCE) for the second quarter of 2025 was $11,444 per vessel per day against $14,578 per vessel per day during the same period in 2024 corresponding to a decrease of 22%. This decrease is attributed to unfavourable market conditions in the bulk shipping sector during the second quarter of 2025. The Company operated an average fleet of 9 vessels in the second quarter of 2025, compared to an average of 7 vessels during the corresponding period in 2024.

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First half of the year 2025 compared to the first half of the year 2024

Net loss for the six-month period ended June 30, 2025, amounted to $3.35 million or $0.16 basic loss per share based on 20,582,301 weighted average number of shares, compared to net income of $3 million for the same period last year or $0.14 basic income per share based on 20,582,301 weighted average number of shares.

Revenue

During the six-month period ended June 30, 2025, and 2024, our Revenues reached $18.2 million and $17.2 million, respectively. The 5% increase in Revenues is primarily attributable to the higher average number of vessels operated by the Company during the first half of 2025 compared to the same period in 2024. The Company operated an average fleet of 9.4 vessels in the first half of 2025, compared to an average of 6.9 vessels during the corresponding period in 2024. Conversely, the daily Time Charter Equivalent (TCE) rate for the six-month period ended June 30, 2025, was $10,274 per vessel per day, compared to $13,246 per vessel per day in the same period of 2024, representing a 22% decline. This decrease is attributed to unfavourable market conditions in the bulk shipping sector during the first half of 2025.

Fleet Summary data

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Ownership days (1)	819	637	1,704	1,250
Available days (2)	788	637	1,666	1,250
Operating days (3)	788	635	1,665	1,239
Fleet utilization (4)	100%	99.7%	100%	99.1%
Average number of vessels (5)	9.0	7.0	9.4	6.9
Daily time charter equivalent (TCE) rate (6)	$11,444	$14,578	$10,274	$13,246
Daily operating expenses (7)	$5,619	$5,060	$5,464	$5,082

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues less net revenues from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period which is consistent with industry standards. TCE is a measure not in accordance with IFRS.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period.

Selected Consolidated Financial & Operating Data

	Three months ended		Six months ended
	June 30,			June 30,
	2025	2024	2025	2024
(In thousands of U.S. dollars, except per share data)	(unaudited)		(unaudited)
Consolidated Condensed Statements of Operations:
Revenue	9,538	9,516	18,157	17,229
Voyage and Operating vessel expenses	(5,126)	(3,362)	(10,357)	(6,842)
General and administrative expenses	(1,144)	(2,148)	(2,526)	(4,380)
Depreciation and amortization	(3,655)	(2,130)	(7,398)	(4,385)
Reversal of Impairment	-	1,891	-	1,891
Other (expenses)/income & gain from sale of vessel, net	(21)	(40)	2,081	(33)
Interest expense/income, finance cost and foreign exchange (losses) / gains, net	(1,491)	(578)	(3,315)	(1,042)
Gain on derivative financial instruments, net	31	130	8	542
Net (loss)/income for the period	(1,868)	3,279	(3,350)	2,980

Basic net (loss)/income per share for the period (1)	(0.09)	0.16	(0.16)	0.14
Adjusted EBITDA (2)	3,247	3,966	5,218	5,974

(1) The weighted average number of shares for the six-month period ended June 30, 2024, and 2023 was 20,582,301. The weighted average number of shares for the three-month period ended June 30, 2024, and 2023 was 20,582,301.

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(2) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to net income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

·	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
·	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
·	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and
·	Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of Adjusted EBITDA to net income/(loss) and net cash generated from operating activities for the periods presented:

	Three months ended		Six months ended
	June 30,			June 30,
(Expressed in thousands of U.S. dollars)	2025	2024	2025	2024
	(Unaudited)		(Unaudited)

Net (loss)/income for the period	(1,868)	3,279	(3,350)	2,980
Interest expense/income, finance cost and foreign exchange (losses) / gains, net	1,491	578	3,315	1,042
Gain on derivative financial instruments, net	(31)	(130)	(8)	(542)
Depreciation and amortization	3,655	2,130	7,398	4,385
Reversal of Impairment loss	-	(1,891)	-	(1,891)
Gain from sale of vessel	-	-	(2,137)	-
Adjusted EBITDA	3,247	3,966	5,218	5,974
Payment of deferred dry-docking costs	(1,526)	(10)	(1,956)	(537)
Net decrease/(increase) in operating assets	1,158	1,131	(385)	(126)
Net (increase)/decrease in operating liabilities	(2,586)	1,169	(1,716)	2,371
Provision for staff retirement indemnities	22	(35)	65	32
Foreign exchange (losses)/gains net, not attributed to cash & cash equivalents	(51)	13	(57)	13
Net cash generated from operating activities	264	6,234	1,169	7,727

	Three months ended		Six months ended
	June 30,			June 30,
(Expressed in thousands of U.S. dollars)	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Statement of cash flow data:
Net cash generated from operating activities	264	6,234	1,169	7,727
Net cash generated from/ (used in) investing activities	546	(10,121)	9,252	(29,244)
Net cash (used in) / generated from financing activities	(3,573)	17,964	(8,931)	18,080

	As at June 30,	As at December 31,
(Expressed in thousands of U.S. Dollars)	2025	2024
	(Unaudited)
Consolidated Condensed Balance Sheet Data:
Vessels and Advances for Vessel purchase, net	251,977	264,030
Cash and cash equivalents (including current restricted cash)	51,092	50,657
Other current and non-current assets	6,294	6,299
Total assets	309,363	320,986
Total equity	173,051	176,401
Total debt & Finance liabilities, net of unamortized debt discount	131,205	137,090
Other current and non-current liabilities	5,107	7,495
Total equity and liabilities	309,363	320,986

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About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of nine dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate seven vessels with a total carrying capacity of 680,622 Dwt and a weighted average age of 7.8 years as at September 19, 2025.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com